Exhibit 99.1

AB Volvo

Press information July 21, 2006

Volvo - six months ended June 30, 2006

•	Net sales increased by 7% to SEK 65,472 M (61,119) in the second quarter

•	Income for the period increased by 19% to SEK 4,680 M (3,931) the second quarter

•	Basic earnings per share rose to SEK 11.53 (9.68) during the second quarter

•	Operating income rose 22% to SEK 6,539 M (5,351) during the second quarter

•	Operating margin rose to 10.0% (8.8) the second quarter, the highest ever

•	Operating cash flow, excluding Financial Services, doubled in the second quarter and amounted to SEK 6.0 billion (3.0)

•	Renewed and widened range of distribution trucks in Europe

	Second quarter		First six months
	2006	2005	2006	2005

Net sales, SEK M	65,472	61,119	125,644	113,372
Operating income, SEK M	6,539	5,351	11,969	9,887
Income after financial items, SEK M	6,457	5,254	11,929	9,857
Income for the period, SEK M	4,680	3,931	8,678	7,179
Basic earnings per share, SEK	11.53	9.68	21.37	17.60
Return on shareholders' equity during most recent 12 months period, %			18.6	16.8

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. In the comments on earnings on pages 1-20 however, Volvo Financial Services is reported in accordance with the equity method. Financial information with Volvo Financial Services reported in accordance with the purchase method as it is stipulated by IFRS begins on page 21.

Aktiebolaget Volvo (publ)556012-5790	Contacts
Investor Relations, VHQ	Investor Relations:	Christer Johansson	+46 31 66 13 34
SE-405 08 Göteborg, Sweden		Joakim Wahlström	+46 31 66 11 91
Tel +46 31 66 00 00 Fax +46 31 53 72 96		John Hartwell	+1 212 418 7432
www.volvo.com		Noah Weiss	+1 212 418 7431

CEO comments - best quarter ever

The second quarter was the best ever for the Volvo Group, with continuing sales increase in all business areas. For the first time, the Group as a whole achieved an operating margin of 10%. In addition, the Group’s cash flow improved significantly.
The reasons behind the earnings are a strong demand for our new and more efficient products, high capacity utilization but also a more efficient Group structure. We note that the efforts in recent years to integrate new units into the Group’s common system have resulted in increased profitability. This includes the truck operations’ unit for purchasing and product development as well as the Group’s unit for engines and transmissions and supporting units in purchasing, IT, spare parts and logistics.

Improved service network proves efficient

Improvements in distribution and service networks have had significant results. In North America, the dealer networks of Volvo Trucks as well as Mack Trucks and Volvo CE show a clear increase in profitability following implemented changes. In Europe, the acquisition of the dealer network Bilia has had a positive effect on Volvo Trucks and Volvo CE. This applies not least in Eastern Europe, where we are growing rapidly, with a sales increase of 48% during the second quarter compared with the corresponding period in 2005. The entire dealer network reports increased profitability with a good sales development for spare parts and service.

Continued changeover in production

Product renewal and industrial changes will also be demanding during the remainder of the year and the beginning of 2007. This will affect the Group in various ways due to the variation of the schedule for the changeover. While the major portion of the product programs are in place for Volvo Trucks and Volvo CE, Renault Trucks is still in a very intense phase with model changes and industrial changes that will be further intensified during the second half of the year. This also includes the phasing out of old production plants.
Mack Trucks, Volvo Aero and Buses are also experiencing a hectic period. Mack Trucks is replacing its current model range with ultramodern and competitive trucks. Volvo Aero is in the middle of a comprehensive changeover and invests in a large number of new product projects that are very important for the future. Buses will replace its entire engine range.
To date, changeovers in the Group have in general progressed according to plan, but we will maintain a high readiness in the event of problems that may arise when a large number of new products are being launched.

Strong order bookings

Total order bookings are strong. The demand in Europe continues to exceed expectations. As expected, order bookings for trucks decreased in North America during the second quarter as a result of the production slots for trucks with current engines being full for the remainder of the year.
As a consequence of the economic trend being stronger than expected in Europe and the high sales rate in North America, we increase our forecasts for the truck markets in North America and Europe, each by 10,000 trucks. The new forecasts are for a market of 280,000-290,000 trucks in Europe and 330,000-340,000 trucks in North America (excluding exports to other markets).

Well-functioning strategy

The increased profitability level proves that the Group’s long-term strategy is functioning well. We have achieved our targets of becoming the world’s largest manufacturer of heavy diesel engines and we have a competitive truck operation, which is the second-largest globally and naturally of central importance to the Group. Other operating units, for example Construction Equipment that is among the largest globally, contribute significantly to the whole. Accordingly, the platform for growth now exists and the creation of such a platform has been the aim of the Board and Management for a long time. In slightly more than 10 years, the Group has developed from a conglomerate with a wide variety of businesses to a logically structured industrial company with excellent positions in global markets.
To develop these positions further, financial strength, competent employees and a long-term approach are needed now as previously. We are convinced that, properly managed, this will provide the Group with a very interesting future that includes a broader product offering and a stronger position on new markets, such as India, Russia and China.

Leif Johansson
President and CEO

Increased sales and improved earnings

Net sales by market area	Second quarter			First six months
SEK M	2006	2005	Change	2006	2005	Change
Western Europe	30,570	28,475	7%	58,687	54,562	8%
Eastern Europe	4,427	2,991	48%	7,504	5,191	45%
North America	19,114	17,493	9%	38,229	32,200	19%
South America	3,225	2,915	11%	5,903	4,904	20%
Asia	5,012	6,288	(20%)	9,547	11,251	(15%)
Other markets	3,124	2,957	6%	5,774	5,264	10%
Total	65,472	61,119	7%	125,644	113,372	11%

The Volvo Group’s net sales rose by 7% to SEK 65,472 M in the second quarter of 2006, compared with SEK 61,119 M in the second quarter of 2005. Adjusted for currency effects and for the effects of acquired and divested units net sales increased by 6%.
Net sales increased in all business areas. Trucks’ net sales rose 6% to SEK 43,468 M (41,095), Buses’ increased 7% to SEK 4,506 M (4,219) and Construction Equipment’s by 15% to SEK 10,976 M (9,555). Volvo Penta’s net sales were up 8% to SEK 2,841 M (2,624) and Volvo Aero’s 6% to SEK 1,899 M (1,784).

Operating income increased

In the second quarter of 2006, operating income increased by 22% to SEK 6,539 M (5,351). The operating margin rose to 10.0% (8.8). The increased operating income is a result of higher sales and improved gross margin. The margin improvement is explained by high capacity utilization, good productivity in the industrial system and a favorable product mix with growth in the after market business and a favorable market mix with good development in Europe. Income also improved as a result of increased efficiency within sales and administration.
The total effect of changed exchange rates affected operating income negatively by approximately SEK 300 M in the second quarter of 2006 compared with the corresponding period in 2005. Previous year’s profits were negatively affected in an amount of SEK 95 M related to costs for closing the bus factory in Heilbronn, Germany.
Income from investments in associated companies includes SEK 7 M (-) from Nissan Diesel.
Detailed comments are provided in the business area sections beginning on page 10.

Lower net interest expense

Net interest expense in the second quarter was SEK 23 M, compared with an expense of SEK 42 M in the year-earlier period. The improvement is mainly attributable to lower interest rate expenses as a result of decreased provisions for pension obligations following last year’s contributions to pension plans. This was offset by a negative effect from revaluation of financial assets as a consequence of rising interest rates in Sweden during the second quarter.

Other financial income and expenses

Other financial income and expenses amounted to an expense of SEK 59 M (expense: SEK 55 M). During the quarter Other financial income and expenses includes a positive effect of SEK 7 M (negative: SEK 120 M) from the market valuation of derivatives in accordance with IAS 39.

Income taxes

Tax expenses relating to both current and deferred tax amounted to SEK 1,777 M (1,323) during the second quarter of 2006. The tax rate for the quarter was 28% (25).

Income for the period and earnings per share increased

Income for the period increased to SEK 4,680 M (3,931) in the second quarter. Basic earnings per share amounted to SEK 11.53 (9.68). Conditional upon all outstanding options being exercised, earnings per share after full dilution amounted to SEK 11.52 (9.66).

Number of employees

On June 30, 2006, the Volvo Group had 82,430 employees, compared with 81,856 at year-end 2005.

Volvo Group Income Statements	Second quarter		First six months
SEK M	2006	2005	2006	2005
Net sales	65,472	61,119	125,644	113,372
Cost of sales	(50,465)	(47,982)	(96,761)	(88,541)
Gross income	15,007	13,137	28,883	24,831
Research and development expenses	(2,034)	(1,860)	(3,985)	(3,794)
Selling expenses	(5,059)	(4,829)	(9,999)	(9,210)
Administrative expenses	(1,562)	(1,630)	(3,189)	(3,215)
Other operating income and expenses	(492)	2	(1,113)	175
Income from Financial Services 1)	626	483	1,197	1,070
Income from investments in associated companies	12	15	44	(12)
Income from other investments	41	33	131	42
Operating income	6,539	5,351	11,969	9,887
Interest income and similar credits	222	284	433	510
Interest expenses and similar charges	(245)	(326)	(481)	(599)
Other financial income and expenses	(59)	(55)	8	59
Income after financial items	6,457	5,254	11,929	9,857
Income taxes	(1,777)	(1,323)	(3,251)	(2,678)
Income for the period*	4,680	3,931	8,678	7,179
* Attributable to:
Equity holders of the parent company	4,665	3,913	8,646	7,147
Minority interests	15	18	32	32
	4,680	3,931	8,678	7,179

Basic earnings per share, SEK	11.53	9.68	21.37	17.60
Diluted earnings per share, SEK	11.52	9.66	21.35	17.58
Number of shares outstanding, million	404.7	404.5	404.7	404.5
Average number of shares during period	404.6	404.4	404.5	406.0
Average diluted number of shares during period	404.8	405.1	405.0	406.6
Number of company shares, held by AB Volvo	20.9	21.2	20.9	21.2
Average number of company shares, held by AB Volvo	21.0	29.5	21.1	31.7
1) Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Group	Second quarter		First six months
%	2006	2005	2006	2005
Gross margin	22.9	21.5	23.0	21.9
Research and development expenses in % of net sales	3.1	3.0	3.2	3.3
Selling expenses in % of net sales	7.7	7.9	8.0	8.1
Administrative expenses in % of net sales	2.4	2.7	2.5	2.8
Operating margin	10.0	8.8	9.5	8.7

Condensed income statement - Financial Services	Second quarter		First six months
SEK M	2006	2005	2006	2005
Net sales	2,099	1,939	4,198	3,717
Income after financial items	626	483	1,197	1,070
Income taxes	(184)	(218)	(370)	(350)
Income for the period	442	265	827	720

Key ratios - Financial Services	June 30	Dec 31
12-month rolling figures unless otherwise stated	2006	2005
Return on shareholders' equity, %	15.6	15.3
Equity ratio at end of period, %	11.6	11.2
Asset growth, %	4.8	20.0

The Volvo Group’s financial position

Total assets in the Volvo Group amounted to SEK 260.0 billion at June 30, 2006 - up SEK 2.8 billion compared with year-end 2005. Assets increased mainly as a result of higher inventory levels. Currency movements decreased total assets in an amount of SEK 9.2 billion.
Shareholders’ equity at June 30, 2006, amounted to SEK 80.8 billion. Dividend paid to AB Volvo shareholders amounted to SEK 6.8 billion in the second quarter. Changes in shareholders’ equity during the period are specified on page 7. The Group’s net financial assets, excluding Financial Services, at the same date amounted to SEK 17.9 billion, corresponding to 22.2% of shareholders’ equity. Changes in net financial position are specified on page 7.
Total contingent liabilities at June 30, 2006, amounted to SEK 7.5 billion, SEK 0.4 billion lower than at year-end.
Sales to associated companies amounted to SEK 101 M and purchases from associated companies amounted to SEK 169 M. As at June 30, 2006 receivables from associated companies amounted to SEK 41 M and liabilities to associated companies amounted to SEK 80 M. Sales to Renault SA amounted to SEK 208 M and purchases from Renault SA amounted to SEK 1,967 M. As at June 30, 2006 receivables from Renault SA amounted to SEK 113 M and liabilities to Renault SA amounted to SEK 598 M.
In July, AB Volvo acquired a further 1.7 million shares in Deutz, which increased AB Volvos ownership in Deutz from 5.7% to 7.2%. The investment amounted to approximately SEK 100 M. The acquisition was made to secure AB Volvo’s long-term ownership in Deutz.

Volvo Group Balance Sheets	Volvo Group excl. Financial Services 1)		Financial Services		Volvo Group total

	June 30	Dec 31	June 30	Dec 31	June 30	Dec 31
SEK M	2006	2005	2006	2005	2006	2005
Assets
Intangible assets	20,781	20,348	66	73	20,847	20,421
Property, plant and equipment	30,618	31,330	3,902	3,738	34,520	35,068
Assets under operating leases	10,856	10,260	596	700	19,706	20,839
Shares and participations	12,509	10,357	28	28	2,594	751
Long-term customer finance receivables	691	725	39,180	39,083	31,302	31,184
Long-term interest-bearing receivables	1,696	1,399	60	60	1,361	1,433
Other long-term receivables	6,414	7,242	327	271	6,278	7,026
Inventories	38,081	33,583	387	342	38,468	33,937
Short-term customer finance receivables	655	652	38,179	38,907	33,635	33,282
Short-term interest bearing receivables	5,470	6,292	0	0	1,116	464
Other short-term receivables	37,946	36,750	1,421	1,607	37,748	35,855
Marketable securities	23,121	28,662	20	172	23,141	28,834
Cash and bank	7,742	7,385	1,552	868	9,238	8,113
Total assets	196,580	194,985	85,718	85,849	259,954	257,207

Shareholders' equity and liabilities
Shareholders' equity 2)	80,770	78,760	9,943	9,634	80,770	78,760
Provisions for post-employment benefits	10,467	11,966	25	20	10,492	11,986
Other provisions	17,072	17,164	1,191	1,264	18,522	18,556
Loans	9,626	13,097	69,648	69,993	72,541	74,885
Other liabilities	78,645	73,998	4,911	4,938	77,629	73,020
Shareholders' equity and liabilities	196,580	194,985	85,718	85,849	259,954	257,207
1) Financial Services reported in accordance with the equity method. 2) Whereof minority interests SEK 275 M (260).

Changes in Net financial position, excl. Financial Services
SEK bn	Second quarter		First six months
Beginning of period		17.7		18.7
Cash flow from operating activities excl. Financial Services	8.3		10.4
Investments in fixed assets, net	(2.3)		(4.8)
Operating cash-flow, excluding Financial Services		6.0		5.6
Investments and divestments of shares, net		0.1		(1.5)
Acquired and divested operations, net		0.0		0.3
Change in provision for post-employment benefits		0.5		0.5
Dividend paid to AB Volvo shareholders		(6.8)		(6.8)
Currency effect		0.2		0.6
Other		0.2		0.5
Total change		0.2		(0.8)
Net financial position at end of period		17.9		17.9

Changes in shareholders' equity	First six months
SEK bn	2006	2005
Total equity at beginning of period	78.8	70.2
Shareholders' equity attributable to equity holders of the parent company at beginning of period	78.5	70.0
Impact from new accounting principles	-	0.3
Translation differences	(1.4)	3.1
Translation differences on hedge instruments of net investments in foreign operations	0.1	(0.2)
Available-for-sale investments	0.1	0.1
Cash flow hedges	1.3	(1.7)
Net income recognized directly in equity	0.1	1.3
Income for the period	8.6	7.2
Total recognized income and expense for the period	8.7	8.5
Dividend to Volvo's shareholders	(6.8)	(5.1)
Repurchase own shares	-	(1.8)
Share based payments	0.1	0.0
Other changes	0.0	0.0
Shareholders' equity attributable to equity holders of the parent company at end of period	80.5	71.9
Minority interests at beginning of period	0.3	0.2
Translation differences	0.0	0.0
Net income recognized directly in equity	0.0	0.0
Income for the period	0.0	0.0
Total recognized income and expense for the period	0.0	0.0
Cash dividend	0.0	0.0
Other changes	0.0	0.0
Minority interests at end of period	0.3	0.2
Total equity at end of period	80.8	72.1

Key ratios	June 30	Dec 31
12-month rolling figures unless otherwise stated	2006	2005
Basic earnings per share, SEK	35.98	32.21
Shareholders' equity, excluding minority interests, per share, at end of period, SEK	199	194
Return on operating capital excluding Financial Services, %	36.2	33.7
Return on shareholders' equity, %	18.6	17.8
Net financial position at end of period, SEK billion	17.9	18.7
Net financial position at end of period as percentage of shareholders' equity	22.2	23.7
Shareholders' equity at end of period as percentage of total assets	31.1	30.6
Shareholders' equity as percentage of total assets, excluding Financial Services	41.1	40.4

Significant improvement in operating cash flow

In the second quarter of 2006, operating cash flow, excluding Financial Services, amounted to SEK 6.0 billion (3.0). Working capital decreased by SEK 0.4 billion in the second quarter, an improvement compared with the preceding year, when working capital increased by SEK 1.8 billion. The preceding year’s working capital included a transfer to pension plans of approximately SEK 1.9 billion. In the second quarter of 2006, the additional contributions to pension plans amounted to SEK 0.5 billion.

Cash-flow statement	Second quarter		First six months
SEK bn	2006	2005	2006	2005
Operating activities
Operating income 1)	5.9	4.9	10.8	8.8
Depreciation and amortization	2.0	1.7	3.9	3.4
Other non-cash items	0.2	(0.1)	0.2	(0.2)
Change in working capital	0.4	(1.8)	(2.8)	(6.4)
Financial items and income taxes paid	(0.2)	0.3	(1.7)	0.0
Cash flow from operating activities	8.3	5.0	10.4	5.6

Investing activities
Investments in fixed assets	(2.3)	(2.3)	(4.9)	(4.2)
Investment in leasing vehicles	(0.1)	0.0	(0.2)	(0.1)
Disposals of fixed assets and leasing vehicles	0.1	0.3	0.3	0.4
Operating cash flow excl. Financial Services	6.0	3.0	5.6	1.7

Operating cash flow, Financial Services	(2.3)	(1.9)	(2.2)	(1.9)

Operating cash flow, Eliminations	(0.1)	(0.5)	(0.2)	(0.5)

Operating cash flow, Volvo Group total	3.6	0.6	3.2	(0.7)

Investments and divestments of shares, net	0.1	0.3	(1.5)	0.3
Acquired and divested operations, net	0.0	0.0	0.2	0.2
Interest-bearing receivables incl. marketable securities, net	1.2	4.2	5.4	2.4
Cash flow after net investments	4.9	5.1	7.3	2.2

Financing activities
Change in loans, net	1.6	(0.2)	1.1	2.4
Dividend to AB Volvo shareholders	(6.8)	(5.1)	(6.8)	(5.1)
Repurchase of own shares	-	-	-	(1.8)
Other	0.0	0.0	0.0	0.0
Change in cash and cash equivalents excl. translation differences	(0.3)	(0.2)	1.6	(2.3)
Translation difference on cash and cash equivalents	(0.4)	0.8	(0.5)	1.0
Change in cash equivalents	(0.7)	0.6	1.1	(1.3)
1) Excluding Financial Services

Financial review by business area

Net sales
	Second quarter		First six months
SEK M	2006	2005	2006	2005	Change	12 month moving values	Jan-Dec 2005
Trucks	43,468	41,095	83,921	77,006	9%	162,311	155,396
Buses	4,506	4,219	8,693	7,415	17%	17,867	16,589
Construction Equipment	10,976	9,555	20,338	16,737	22%	38,417	34,816
Volvo Penta	2,841	2,624	5,564	5,015	11%	10,325	9,776
Volvo Aero	1,899	1,784	4,062	3,431	18%	8,169	7,538
Other units and eliminations	1,782	1,842	3,066	3,768	(19%)	6,374	7,076
Net sales	65,472	61,119	125,644	113,372	11%	243,463	231,191

Operating income
	Second quarter		First six months
SEK M	2006	2005	2006	2005	Change	12 month moving values	Jan-Dec 2005
Trucks	4,029	3,402	7,568	6,479	17%	12,806	11,717
Buses	179	160	310	192	61%	588	470
Construction Equipment	1,239	937	2,068	1,495	38%	3,325	2,752
Volvo Penta	347	302	569	508	12%	1,004	943
Volvo Aero	150	168	356	378	(6%)	814	836
Financial Services	626	483	1,197	1,070	12%	2,160	2,033
Other units and eliminations	(31)	(101)	(99)	(235)	-	(462)	(598)
Operating income	6,539	5,351	11,969	9,887	21%	20,235	18,153

Operating margin
	Second quarter		First six months
%	2006	2005	2006	2005	12 month moving values	Jan-Dec 2005
Trucks	9.3	8.3	9.0	8.4	7.9	7.5
Buses	4.0	3.8	3.6	2.6	3.3	2.8
Construction Equipment	11.3	9.8	10.2	8.9	8.7	7.9
Volvo Penta	12.2	11.5	10.2	10.1	9.7	9.6
Volvo Aero	7.9	9.4	8.8	11.0	10.0	11.1
Operating margin incl. Financial Services	10.0	8.8	9.5	8.7	8.3	7.9

Trucks - continued growth and improved profitability

•	Sales increased by 6%
•	Renewed and broadened product range in the medium duty segment in Europe
•	Operating margin improved to 9,3%

Net sales by market area	Second quarter			First six months
SEK M	2006	2005	Change	2006	2005	Change
Europe	23,830	21,036	13%	45,240	40,450	12%
North America	12,748	11,944	7%	26,009	21,858	19%
South America	2,344	1,874	25%	4,207	3,436	22%
Asia	2,152	4,065	(47%)	4,110	7,501	(45%)
Other markets	2,394	2,176	10%	4,355	3,761	16%
Total	43,468	41,095	6%	83,921	77,006	9%

Continued good market for heavy trucks

In the first six months of 2006, sales of heavy trucks (Class 8) in North America increased by 17% to 171 490 trucks (147 027), which is an effect of the very high order bookings towards the end of 2005 and during the first quarter of 2006.
In Europe the total number of registrations as of May increased by 15% to 134,488 heavy trucks (117,386). The development was especially positive in Eastern Europe, where registrations rose by 58% in Poland and by 28% in the Czech Republic. Registrations also increased in Germany, the UK, Sweden and Portugal while they declined in France.
The Brazilian market decreased by 23% to 18,799 trucks (24,408).
The strong demand in Europe is mainly driven by strong economic growth and to some extent by pre-buys ahead of new, stricter emission standards coming into effect on October 1, 2006. The strengthened economy, in particular in Eastern Europe, creates a strong demand for new and used trucks, and from time to time transport capacity shortages are prevalent.
The forecast is for a total European market of 280,000-290,000 heavy trucks in 2006, compared with the previous forecast of 270,000-280,000 new trucks.
In North America the total market is expected to amount to 350,000-360,000 heavy trucks during 2006. The previous forecast was a market of 340,000-350,000 heavy trucks. The forecast includes some 20,000 trucks being exported from North America to other markets. Excluding this export, the forecast is for a market of 330,000-340,000 heavy trucks.

Order bookings declined

Order bookings per market	Second quarter			First six months
Number of trucks	2006	2005	Change	2006	2005	Change
Europe	28,472	25,841	10%	74,092	52,998	40%
North America	4,900	15,207	(68%)	31,319	37,940	(17%)
South America	2,978	2,833	5%	5,945	5,217	14%
Asia	3,187	6,771	(53%)	7,616	16,508	(54%)
Other markets	3,408	2,453	39%	5,490	5,063	8%
Total	42,945	53,105	(19%)	124,462	117,726	6%

During the second quarter, the truck operations’ total order bookings declined, which was in line with expectations. The total order bookings declined by 19% to 42,945 trucks (53,105).
In North America order bookings declined from the record first quarter level since production slots for pre US07 technology was filled. Beginning in January 2007 new engine technology will be required to meet the new emission standard, US07. At the same time customers are hesitant to place orders for delivery some time into 2007.
Order bookings in Asia declined as a consequence of no recovery in demand in the Middle East and last year’s very high order intake.

In Europe order bookings increased by 10% during the quarter and so far this year 40% more truck orders have been registered. Order bookings continued to be high primarily for trucks equipped with Euro 3 engines, but during the quarter orders increased gradually for trucks with Euro 4 and Euro 5 engines.

Increased deliveries

Deliveries per market	Second quarter			First six months
Number of trucks	2006	2005	Change	2006	2005	Change
Europe	32,620	27,844	17%	60,743	53,876	13%
North America	18,038	17,235	5%	35,579	32,444	10%
South America	2,940	2,913	1%	5,488	5,466	0%
Asia	2,927	7,647	(62%)	5,796	14,523	(60%)
Other markets	2,709	2,516	8%	4,942	4,451	11%
Total	59,234	58,155	2%	112,548	110,760	2%

The truck operations’ rate of delivery continued at a high level during the second quarter and capacity utilization in the production plants remained on a high level in general.
In total 59,234 trucks were delivered during the second quarter 2006, compared with 58,155 the preceding year. Deliveries increased on all markets with the exception of Asia, which was affected by sharply declined deliveries in the Middle East. Some component shortages affected deliveries in North America towards the end of the second quarter.

Increased sales and improved operating income

During the second quarter, the truck operations’ net sales increased by 6% to SEK 43,468 M (41,095), among other things as a consequence of continued good demand in Europe and high rates of delivery in North America, which compensated the weak development in the Middle East. Adjusted for currency movements, net sales rose 4%.
Operating income increased by 18% to SEK 4,029 M (3,402) and the operating margin increased to 9.3% (8.3). Higher sales, primarily in Europe, and increased gross margin as an effect of high capacity utilization and good productivity in the industrial system contributed to profits. A favorable development in the aftermarket business as well as a continued increase in the efficiency within sales and administration also contributed to the increased profitability. Operating income includes SEK 7 M (-) from the associated company Nissan Diesel.

Continuous high rate of product range renewal

In May, Volvo Trucks launched the distribution trucks Volvo FL and Volvo FE for the European market. The trucks are a continuation of the largest product renewal to date in the history of Volvo Trucks. In less than nine months, Volvo Trucks has renewed and at the same time widened its entire range of products.
Also in May, Renault Trucks launched new versions of Renault Midlum and Renault Premium Distribution. The new generation of the distribution trucks is part of an extensive program of product renewal that Renault Trucks has been pursuing in recent years. The new versions are adapted to city transport and regional distribution.
Within Renault Trucks work is underway to prepare the production plant in Bourg-en-Bresse for the production of Renault Kerax and Renault Lander. At the same time, there are preparations for the phase out of production of the current version of the Renault Kerax in the plant in Villaverde, which will take place towards the end of the year. Renault Trucks is also in an intensive phase ahead of production start ups of medium and heavy trucks with Euro 4 engines. In conjunction with Renault Trucks phasing out Euro 3 engines in the trucks during the second half of the year, Volvo Powertrain will cease production of Renault Trucks’ current engine range in the production plant in Vénissieux at the end of the year. The new generation heavy engines will primarily be manufactured in the newly built plant in Vénissieux. The new generation medium duty engines will be manufactured by Deutz in Germany.
In North America both Volvo Trucks and Mack Trucks will phase out current generations of engines and replace them with the new generation of engines towards the end of this year and the beginning of next year.
In late June, Mack Trucks and Volvo Trucks announced that they would use selective catalytic reduction (SCR) technology supported by exhaust gas recirculation (EGR) and a diesel particulate filter as their solution for the 2010 U.S. EPA diesel emission reduction mandate.

Buses - changeover to new, environmentally improved products

•	Increased sales
•	Changeover to Euro 4/5
•	Launch of new Volvo 7700 in June
•	Order for 730 buses in Canada

Net sales by market area	Second quarter			First six months
SEK M	2006	2005	Change	2006	2005	Change
Europe	1,930	1,825	6%	3,741	3,611	4%
North America	1,195	1,159	3%	2,447	2,044	20%
South America	453	564	(20%)	877	664	32%
Asia	671	389	72%	1,191	599	99%
Other markets	257	282	(9%)	437	497	(12%)
Total	4,506	4,219	7%	8,693	7,415	17%

Stable market development

The global bus market continues to develop favorably with some pre-buy effects. Until April, registrations in Europe increased by 13% compared with the preceding year. The increase pertains mainly to buses equipped with engines that comply with the Euro 3 emission demands.
In North America, the market for coaches increased. In the US and Canada, some operators are choosing to buy now before new and tougher environmental regulations take effect on January 1, 2007. In South America, the market in Brazil remains at the same level as in 2005, and other markets are developing well. In Asia, development was particularly favorable in India.
Competition from manufacturers in the low-price segment is noticeable in all markets.

Favorable order bookings

During the second quarter, order bookings were for 3,094 buses, compared with 2,197 in the same period in 2005, an increase of 41%. Also included in this year’s figures is an order for 730 buses in Canada, which are to be delivered prior to 2012. Order bookings rose in all markets except South America, where the second quarter 2005 included a record order for Santiago. At the end of the second quarter, the order book contained orders for 5,366 buses compared with 5,073 the preceding year (+6%).
During the second quarter, 3,022 buses were delivered compared with 2,995 in the same period in 2005.

Profitability influenced by changeover costs

In the second quarter, sales amounted to SEK 4,506 M, an increase of 7% compared with SEK 4,219 M in the preceding year. Adjusted for currency movements, sales rose by 6%.
Operating income increased to SEK 179 M, compared with SEK 160 M in the preceding year. Earnings from the preceding year were influenced negatively by approximately SEK 95 M related to costs for closing the factory in Heilbronn, Germany. Changeover costs for the new product and engine generation and Euro 4/5 have been charged against the second quarter of 2006. Operating margin amounted to 4.0% (3.8).

Efficiency improvement and new product and engine generation

Buses’ efficiency program within sales and the industrial system continues in all regions. In Europe, the changeover to the new product and engine generation with Euro 4/5 continues. This work remains a high priority in 2006. In June 2006, Volvo Buses launched the new version of the city bus 7700. The major innovation is the environmentally adapted and fuel-efficient nine-liter engine, which is available in both diesel and gas versions. Customers reacted positively to the new bus. In China, activities to reverse the earnings trend continue, and preparations for the introduction of Euro 3 have intensified.
During the second quarter, several significant orders were received. Nova Bus signed a contract for the delivery of 730 buses to Quebec. Volvo Buses will deliver 280 bus chassis to public transport in Sydney. The buses are equipped with the new SCR exhaust-emission technology and comply with emission regulations according to Euro 5. Volvo Buses received an order for 118 lead buses for Bus Rapid Transit systems (BRT) Transmilenio in Bogota, Columbia, and another order for 64 buses for a BRT system in Curitiba, Brazil.

Construction Equipment - operating margin rose to 11.3%

•	Sales up 15%
•	Operating income up 32%
•	Order book value up 60%

Net sales by market area	Second quarter			First six months
SEK M	2006	2005	Change	2006	2005	Change
Europe	4,958	4,508	10%	9,132	7,671	19%
North America	3,541	2,841	25%	6,388	5,260	21%
South America	309	370	(16%)	601	604	(0%)
Asia	1,756	1,431	23%	3,394	2,368	43%
Other markets	412	405	2%	823	834	(1%)
Total	10,976	9,555	15%	20,338	16,737	22%

Total world market up 2%

The total world market for heavy and compact construction equipment increased by 2% during the second quarter compared to the same period last year. In North America the market was down 7%, while Europe grew 1%. Asia grew 14% strongly driven by China with a growth of 40%.

Total market development in the second quarter, unit sales in %	Europe	North America	Asia	Other markets	Total
Heavy equipment	+6	(3)	+7	+3	+3
Compact equipment	(2)	(9)	+21	+17	+1
Total	+1	(7)	+14	+12	+2

Markets conditions for the rest of 2006 are expected to remain favorable. The European market is expected to grow by 0-5% and Asia and Other markets by 5-10%, mainly driven by Asia and in particular China. The North American market is expected to decrease by 0-5% during the second half of the year and flatten out on a historically high level.

Continued strong order book

On June 30 2006, the value of the order book was 60% higher compared to the same date the preceding year.

Increase in sales and operating income

Net sales for Construction Equipment increased during the second quarter by 15% to SEK 10,976 M (9,555). Adjusted for currency movements, sales rose by 12%.
Operating income increased during the period by 32% to SEK 1,239 M (937) and the operating margin increased to 11.3% (9.8). The improved performance is mainly due to higher volumes, high capacity utilization and a favorable product and geographical mix.

Investments in increased capacity

In order to be able to meet increased customer demands, Volvo CE has decided to invest around SEK 400 M in increased capacity in Articulated Haulers and Excavators. The total world market for Articulated Haulers is expected to continue to grow and Volvo CE will increase its yearly capacity by around 25%. In North America, Construction Equipment has built a considerable customer base within excavators, from almost no presence in 1997 to a 7% share of the market in 2005. Against the background of the large volume base, Construction Equipment has decided to start production of Crawler Excavators for the North American markets in the existing factory in Asheville, North Carolina. The investment program includes matching investments in Volvo CE Components and Volvo CE Cabs.

Volvo Penta - strong order bookings and increased profitability

•	Favorable sales performance
•	Continued strong order bookings
•	Increased operating income
•	Volvo Penta IPS in increasing numbers of boats

Net sales by market area	Second quarter			First six months
SEK M	2006	2005	Change	2006	2005	Change
Europe	1,597	1,378	16%	3,132	2,679	17%
North America	785	787	(0%)	1,541	1,478	4%
South America	62	59	5%	108	102	6%
Asia	339	347	(2%)	662	660	0%
Other markets	58	53	9%	121	96	26%
Total	2,841	2,624	8%	5,564	5,015	11%

Growing total market

The global market for industrial engines continued to strengthen during the second quarter, mainly due to the high demand for diesel-powered gensets. Gensets is by far the largest segment for Volvo Penta’s industrial engines.
Development also remained favorable in the total market for marine engines due to the strong demand in Europe. In the US, the market for small marine engines weakened, while the demand for larger engines remained stable.

Strong order situation

During the second quarter, the favorable demand for leisure boats contributed to continued strong order bookings for Volvo Penta. Order bookings were 30% higher than in the year earlier period. Volvo Penta has consolidated its market shares with its key European customers, which currently have high capacity utilization in their plants.
The order bookings for Volvo Penta’s industrial engines were strong in most markets in Europe and in growth markets such as South Africa.

Favorable development for Volvo Penta IPS contributed to improved earnings

During the second quarter, Volvo Penta’s sales increased by 8% to a total of SEK 2,841 M (2,624). Adjusted for currency movements, sales rose by 6%. Sales were distributed among the three business segments as follows: Marine Leisure SEK 1,820 M (1,742); Marine Commercial SEK 262 M (259) and Industrial SEK 759 M (623).
Operating income for the second quarter rose to SEK 347 M (302). A favorable product mix and strong development for the new Volvo Penta IPS drive system contributed to the strengthened earnings. Operating margin amounted to 12.2% (11.5).

Continued introduction of Volvo Penta IPS

At present, Volvo Penta has very high capacity utilization in its factory in Vara, Sweden, which is the result of the recent years’ successful launch of the new generation D4/D6 marine engine series. Great efforts are being made to secure a good balance between the production rate and demand and to reduce the lead times in the industrial system.
During the third quarter, Volvo Penta will continue to launch the IPS system, which will now also be compatible with engines in the 600 and 350-horsepower output areas. The Volvo Penta IPS system is therefore available with four different engine alternatives and with the new joystick as an option.
In the autumn, Volvo Penta will also launch a series of new drives and a 435-horsepower inboard version of the D6 engine.

Volvo Aero - investments in products for the future

•	World air travel continues to grow
•	Order book improved significantly
•	Continued strong performance in the component business

Net sales by market area	Second quarter			First six months
SEK M	2006	2005	Change	2006	2005	Change
Europe	911	962	(5%)	1,913	1,688	13%
North America	830	736	13%	1,810	1,511	20%
South America	54	39	38%	105	88	19%
Asia	91	54	69%	184	119	55%
Other markets	13	(7)	-	50	25	100%
Total	1,899	1,784	6%	4,062	3,431	18%

Air traffic continues to increase

Airline passenger traffic continued to increase steadily in the second quarter of 2006. The Association of European Airlines reported a strong 9% rate of traffic growth in April and 6% in May compared with the same months the preceding year. In the US, the Air Transport Association reported 4% traffic growth in April and 1% in May. Asia-Pacific international traffic grew by 7% in April and by 4% in May according to the Association of Asia-Pacific Airlines.
The combined order backlog of Boeing and Airbus exceeded 4,100 aircraft at the end of June. The aircraft manufacturers delivered 414 large commercial aircraft in the first six months of this year, which is an increase of 20% compared with the same period last year. The manufacturers are on track to meet projections of more than 800 aircraft deliveries this year.

Profitability remains strong in component business

During the second quarter, Volvo Aero’s net sales rose by 6% to SEK 1,899 M (1,784). The sales increase was primarily attributable to continued favorable order bookings in the aviation industry, where volumes increased mainly in after-market sales. Adjusted for currency fluctuations, the sales increase was 5%.
Operating income was SEK 150 M, compared with SEK 168 M in the year-earlier period, while the operating margin was 7.9%, compared with 9.4% in the same period in 2005. In conjunction with the start-up of new products, it was not possible to use production facilities optimally which affected profitability. The development of components for new engine programs continues, which means that R&D costs and other development-related costs continue to be on a high level.
The result of a continued positive trend for components, including both manufacture of new engine components and new spare parts for aircraft engines, had a positive impact on profitability. In the after market there was a volume improvement, but profitability is still unsatisfactory.

Successful rocket launches create optimism for Volvo Aero’s space operations

In May, the fourth consecutive successful launch took place of the new Ariane 5 ECA with the new Vulcain 2 engine. As a result of these successful launches, Arianespace received new orders. During 2006 alone, seven new contracts were received for the new rocket. Arianespace has thus received a total of 41 satellite orders for Ariane 5, which is the largest order backlog ever reported in the industry.
During the quarter, Volvo Aero also received orders totaling SEK 110 M from the Swedish Space Agency. These orders relate to two projects in which Volvo Aero will demonstrate technologies for turbines and nozzles for the next generation of rocket engines.

Financial Services - strong second quarter

•	Improved returns and profitability
•	Record volume
•	Portfolio performing well

New financing and penetration by business area	New financing, SEK M Second quarter		Penetration, % Second quarter
	2006	2005	2006	2005
Volvo Trucks	4,554	4,399	23	28
Renault Trucks	1,539	1,330	15	17
Mack Trucks	849	647	11	9
Buses	494	265	18	11
Construction Equipment	2,119	1,945	29	31
Other	56	234	-	-
Total	9,611	8,819	19	22

New volume financing rose 9%

Total new financing in the second quarter of 2006 amounted to a record volume SEK 9.6 billion, a 9% increase compared with SEK 8.8 billion in the second quarter of 2005. The volume increase was seen in all Business Areas. In total, 11,142 units (10,815) were financed during the quarter, resulting in an average financing per contract of SEK 0.86 M.
In the markets where financing is offered, the average penetration rate in the second quarter was 19% (22). All VFS’ customer finance markets continue to experience very strong competition from banks and other financial institutions, placing increased pressure on penetration since VFS maintains a strict credit policy.

Continued portfolio growth

Total assets at June 30, 2006 amounted to SEK 86 billion (82). Of the total assets, SEK 78 billion was attributable to the credit portfolio (75). Adjusted for exchange-rate movements, the credit portfolio grew by 8.3% (5.0).
Volvo Trucks accounts for 46% of the credit portfolio, Construction Equipment for 22%, Renault Trucks for 15%, Mack Trucks for 9% and Buses for 6%. The remaining 2% is mainly attributable to Volvo Aero and Volvo Penta.

Good returns and profitability

Operating income in the second quarter amounted to SEK 626 M (483). Return on shareholders’ equity was 15.6% (14.3). The equity ratio at the end of the second quarter was 11.6% (11.7).
Write-offs in the second quarter amounted to SEK 71 M (73). The annualized write-offs ratio through June 30, 2006, was 0.34% (0.41). On June 30, 2006, the total credit reserves were 1.99% of the credit portfolio (2.15).
All business segments continued to perform well in the second quarter.
The risk position of the customer finance portfolio continues to look good as write-offs, delinquencies, repossessions and inventory of vehicles remain at low levels.

Start in China draws closer

In China, VFS is nearing the completion of the application process to start customer finance activities and anticipates that this will be concluded and a license granted in August. If this is the case, VFS should be able to commence business during the third quarter.

Significant events

Volvo Trucks broadens its business with new, cleaner trucks for distribution

Volvo Trucks is aiming to reach a broader clientele outside of the heavy, long-haul segment. In May, Volvo Trucks presented two completely new distribution trucks - the Volvo FL and the Volvo FE. At the same time, a new business concept was introduced for distribution duties in urban environments.
The Volvo FL and Volvo FE are cleaner, quieter, and safer, which is important for distribution customers who operate primarily in urban areas. Both models meet the environmental requirements according to Euro 4 and Euro 5. The latter legal requirement does not take effect until 2009.
The Volvo FL and Volvo FE are intended for a wider category of customers who do not primarily have transport as their main line of business. For this reason, Volvo Trucks have developed an entirely new business concept that enables the customer to quickly and easily purchase a key-ready truck with a body, rear lift, and a number of support services, such as a service contract.

Launch of new versions of Renault Midlum and Renault Premium Distribution

Renault Trucks has launched new versions of the Renault Midlum and Renault Premium Distribution targeted for distribution applications. Among other features, the new vehicles are equipped with completely new cabs, chassis and drivelines. Renault Trucks has placed heavy emphasis on reducing fuel consumption, and the new trucks are equipped with the new 5- and 7-liter (Renault Midlum) and 7- and 11-liter (Renault Premium Distribution) engines. The new generation of engines meets the Euro 4 emission standard that becomes effective October 1, 2006. Certain models are also prepared for the Euro 5 standard, which becomes effective in 2009.

World premiere for new Volvo 7700 city bus

In June, Volvo Buses premiered the new version of the Volvo 7700 city bus. The Volvo 7700 is available as a 12-meter bus for up to 95 passengers and as an 18-meter articulated bus with space for up to 150 passengers. An important feature is the shift from a 7-liter engine to Volvo’s new 9-liter engine, available in diesel and gas versions, that meets the Euro 4 emission standard. Due to Volvo choosing SCR (Selective Catalytic Reduction) technology, the company can already offer its customers an engine that also meets the proposed Euro 5 emission standard that does not become effective until 2009.

Frame agreement between Renault Trucks and the GAZ Group

Renault Trucks on June 19 signed a framework agreement granting the GAZ Group of Russia to manufacture the Renault dCi 11 engine under license. The engines will be manufactured for the Russian market and the CIS states (Commonwealth of Independent States). GAZ Group is a Russian automotive group with operations that include the manufacturing of trucks, buses, construction equipment and cars, and the aim is to use Renault Trucks’ engines in the various vehicles. The agreement includes the purchase of certain manufacturing machinery and the possibility of using the tooling as well as training.

Significant events earlier in the year

•	Volvo became major shareholder in Nissan Diesel
•	Renault Trucks signed agreement in principle with Nissan Motors concerning new light truck
•	Volvo Group premiered hybrid technology for heavy vehicles
•	Volvo Trucks launched new models for the North American market
•	Annual General Meeting of AB Volvo

For further information regarding previously reported significant events, please refer to Volvo Group’s report on the first three months of 2006. Detailed information is also available at www.volvo.com.

Quarterly figures

Volvo Group
SEK M unless otherwise specified	2/2005	3/2005	4/2005	1/2006	2/2006
Net sales	61,119	52,532	65,287	60,172	65,472
Cost of sales	(47,982)	(40,605)	(51,677)	(46,296)	(50,465)
Gross income	13,137	11,927	13,610	13,876	15,007
Research and development expenses	(1,860)	(1,791)	(1,972)	(1,951)	(2,034)
Selling expenses	(4,829)	(4,719)	(5,687)	(4,940)	(5,059)
Administrative expenses	(1,630)	(1,318)	(1,614)	(1,627)	(1,562)
Other operating income and expenses	2	(543)	(30)	(621)	(492)
Income from Financial Services 1)	483	484	479	571	626
Income from investments in associated companies	15	(39)	(517)	32	12
Income from other investments	33	3	(8)	90	41
Operating income	5,351	4,004	4,261	5,430	6,539
Interest income and similar credits	284	151	155	211	222
Interest expenses and similar charges	(326)	(239)	(296)	(236)	(245)
Other financial income and expenses	(55)	99	23	67	(59)
Income after financial items	5,254	4,015	4,143	5,472	6,457
Income taxes	(1,323)	(1,080)	(1,149)	(1,474)	(1,777)
Income for the period*	3,931	2,935	2,994	3,998	4,680
* Attributable to
Equity holders of AB Volvo	3,913	2,927	2,980	3,981	4,665
Minority interests	18	8	14	17	15
	3,931	2,935	2,994	3,998	4,680

Depreciation and amortization included above	2/2005	3/2005	4/2005	1/2006	2/2006
Industrial and Commercial	1,631	1,694	1,984	1,757	1,800
Financial Services	148	100	56	111	90
Classification Group versus segment Financial Services	681	673	644	653	623
Total	2,460	2,467	2,684	2,521	2,513

Income per share, SEK 2)	9.67	7.24	7.37	9.84	11.53
Number of shares outstanding, million	404.5	404.5	404.5	404.5	404.7
Average number of shares during period	404.4	404.4	404.5	404.5	404.6
Number of company shares, held by AB Volvo	21.2	21.2	21.2	21.2	20.9
1) Financial Services reported according to equity method.
2) Income per share is calculated as Income for the period (excl. minority interests) divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	2/2005	3/2005	4/2005	1/2006	2/2006
Gross margin	21.5	22.7	20.8	23.1	22.9
Research and development expenses in % of net sales	3.0	3.4	3.0	3.2	3.1
Selling expenses in % of net sales	7.9	9.0	8.7	8.2	7.7
Administrative expenses in % of net sales	2.7	2.5	2.5	2.7	2.4
Operating margin	8.8	7.6	6.5	9.0	10.0

Net sales
SEK M	2/2005	3/2005	4/2005	1/2006	2/2006
Trucks	41,095	34,949	43,441	40,453	43,468
Buses	4,219	3,914	5,260	4,187	4,506
Construction Equipment	9,555	7,778	10,301	9,362	10,976
Volvo Penta	2,624	2,333	2,428	2,723	2,841
Volvo Aero	1,784	1,997	2,110	2,163	1,899
Other	1,842	1,561	1,747	1,284	1,782
Net sales Volvo Group	61,119	52,532	65,287	60,172	65,472
Financial Services	1,939	1,876	1,956	2,099	2,099
Eliminations and other	486	485	443	464	423
Net sales total	63,544	54,893	67,686	62,735	67,994

Operating income
SEK M	2/2005	3/2005	4/2005	1/2006	2/2006
Trucks	3,402	2,496	2,742	3,539	4,029
Buses	160	144	134	131	179
Construction Equipment	937	521	736	829	1,239
Volvo Penta	302	230	205	222	347
Volvo Aero	168	239	219	206	150
Financial Services	483	484	479	571	626
Other	(101)	(110)	(254)	(68)	(31)
Operating income incl. Financial Services	5,351	4,004	4,261	5,430	6,539

Operating margin
%	2/2005	3/2005	4/2005	1/2006	2/2006
Trucks	8.3	7.1	6.3	8.7	9.3
Buses	3.8	3.7	2.5	3.1	4.0
Construction Equipment	9.8	6.7	7.1	8.9	11.3
Volvo Penta	11.5	9.9	8.4	8.2	12.2
Volvo Aero	9.4	12.0	10.4	9.5	7.9
Operating margin incl. Financial Services	8.8	7.6	6.5	9.0	10.0

Financial Information

In the comments on earnings on previous pages Volvo Financial Services is reported in accordance with the equity method. From this page and forward, Volvo Financial Services is reported in accordance with the purchase method.

Consolidated income statements	Second quarter		First six months
SEK M	2006	2005	2006	2005
Net sales	67,994	63,544	130,729	117,980
Cost of sales	(52,016)	(49,502)	(99,913)	(91,439)
Gross income	15,978	14,042	30,816	26,541
Research and development expenses	(2,034)	(1,860)	(3,985)	(3,794)
Selling expenses	(5,360)	(5,119)	(10,605)	(9,776)
Administrative expenses	(1,602)	(1,669)	(3,270)	(3,290)
Other operating income and expenses	(496)	(89)	(1,162)	170
Income from investments in associated companies	12	13	44	(6)
Income from other investments	41	33	131	42
Operating income	6,539	5,351	11,969	9,887
Interest income and similar credits	164	242	323	428
Interest expenses and similar charges	(189)	(284)	(372)	(517)
Other financial income and expenses	(57)	(55)	9	59
Income after financial items	6,457	5,254	11,929	9,857
Taxes	(1,777)	(1,323)	(3,251)	(2,678)
Income for the period*	4,680	3,931	8,678	7,179
* Attributable to:
Equity holders of the parent company	4,665	3,913	8,646	7,147
Minority interests	15	18	32	32
	4,680	3,931	8,678	7,179

Consolidated Balance Sheets	June 30	Dec 31
SEK M	2006	2005
Assets
Non-current assets
Intangible assets	20,847	20,421
Tangible assets	54,226	55,907
Financial assets	41,535	40,394
Total non-current assets	116,608	116,722

Current assets
Inventories	38,468	33,937
Short-term receivables	72,499	69,601
Marketable securities	23,141	28,834
Cash and bank accounts	9,238	8,113
Total current assets	143,346	140,485
Total assets	259,954	257,207

Shareholders' equity and liabilities
Shareholders' equity 1)	80,770	78,760
Non-current provisions 2)	19,711	21,263
Non-current liabilities	44,063	48,894
Current provisions	9,303	9,279
Current liabilities	106,107	99,011
Total shareholders' equity and liabilities	259,954	257,207
1) Of which, minority interests amounted to SEK 275 M (260). 2) Pension obligations and deferred taxes regarded as non-current provisions.

Cash-flow statement	First six months
SEK billion		2006		2005
Operating activities
Operating income		12.0		9.9
Depreciation and amortization		5.0		4.7
Other non-cash items		0.2		(0.3)
Change in working capital		(6.2)		(9.5)
Financial items and income taxes		(2.0)		(0.3)
Cash flow from operating activities		9.0		4.5

Investing activities
Investments in fixed assets	(5.1)		(4.2)
Investment in leasing vehicles	(2.0)		(2.3)
Disposals of fixed assets and leasing vehicles	1.3		1.3
Investments in shares, net	(1.5)		0.3
Acquired and divested operations	0.2		0.2
Interest-bearing receivables incl. marketable securities	5.4	(1.7)	2.4	(2.3)
Cash flow after net investments		7.3		2.2

Financing activities
Change in loans, net	1.1		2.4
Dividend paid to AB Volvo shareholders	(6.8)		(5.1)
Repurchase of own shares	-		(1.8)
Other	0.0	(5.7)	0.0	(4.5)
Change in cash and cash equivalents		1.6		(2.3)
Translation difference on cash and cash equivalents		(0.5)		1.0
Change in cash and cash equivalents		1.1		(1.3)

Accounting principles

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), formerly IAS, as adopted by the European Union. The accounting principles, which have been applied in the preparation of this report, are described in Note 1 to the consolidated financial statements that are included in the Volvo Group’s 2005 Annual Report. This interim report has been prepared in accordance with IAS 1, Presentation of Financial Statements, in applicable parts, and IAS 34, Interim Financial Reporting.

New accounting principles in 2006

In addition to the information provided in Note 1 in the 2005 Annual Report regarding new accounting principles in 2006, Volvo applies the updated standard IAS 21, Effects of Changes in Foreign Exchange Rates, which does not have any significant effect on Volvo’s financial position. With regard to application of IFRIC 4, Determining whether an arrangement contains a lease, and the supplement to IAS 39, Financial Instruments: Recognition and Measurement, pertaining to financial guarantee contracts, the comparison year is restated. The effect on Volvo’s shareholders’ equity amounts to a negative SEK 7 M on the opening balance for 2005 and a positive SEK 1 M for the income for the 2005 period. The change in IAS 39, regarding the reporting of financial assets and liabilities to fair value, has not affected Volvo’s financial position or income.

Accounting for the acquisition of shares in Nissan Diesel

On March 21, AB Volvo acquired 40 million shares, corresponding to 13% of the shares, in the Japanese truck manufacturer Nissan Diesel from Nissan Motor, with an option on Nissan Motor’s remaining 6% within four years. The holding is reported as an associated company, since Volvo believes that substantial influence exists. In accordance with IAS 28, Investments in Associates, under certain circumstances options shall be taken into account in determining whether substantial influence exists. Such circumstances exist regarding the option to acquire an additional 6% in Nissan Diesel. Other criteria that indicate that substantial influence exists are representation on the company’s Board of Directors, participation in decision on strategic issues and guidelines, significant transactions between the companies, exchange of personnel in senior positions and exchange of significant technical information. Volvo reports its share in earnings of Nissan Diesel with a time-lag of one quarter.
Executive Vice President of AB Volvo and deputy CEO of the Volvo Group, Jorma Halonen, was appointed Vice Chairman of the Board of Directors of Nissan Diesel on the 28th of June.

Return on operating capital

Volvo reports return on operating capital in this interim report. Operating capital is defined as operating assets excluding Financial Services less operating liabilities excluding Financial Services. The Group’s rolling 12-month operating income less the operating income in the Financial Services segment is shown in relation to a quarterly weighted average of operating capital. For further information, see note 7 to the consolidated financial statements that are included in the Volvo Group’s 2005 annual report.

Parent Company AB Volvo

AB Volvo’s net sales during the first six months of 2006 amounted to SEK 424 M (310). Income before tax amounted to SEK 703 M (342), including income from shares and participations in Group companies of SEK 873 M (731).
Investments in fixed assets amounted to SEK 0 M (29).
During the first quarter, AB Volvo acquired 40 million shares, corresponding to 13% of the shares, in Japanese truck manufacturer Nissan Diesel. The investment amounted to approximately SEK 1.5 billion. AB Volvo also transferred approximately SEK 500 M to the Volvo Group’s operations in China to establish customer-financing activities.
Liquid funds at the end of the period amounted to SEK 2,295 M, compared with SEK 7,047 M at year-end 2005. Net financial assets amounted to SEK 1,373 M at the end of the second quarter, compared with SEK 6,052 at year-end 2005.

Göteborg, July 21, 2006
AB Volvo (publ)

Leif Johansson
President and CEO

Review Report

We have reviewed the interim report for the period January 1 to June 30, 2006 for AB Volvo. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Göteborg 21 July, 2006

PricewaterhouseCoopers AB

Göran Tidström	Olov Karlsson
Authorized Public Accountant	Authorized Public Accountant
Lead Partner

Report on the third quarter of 2006

AB Volvo’s report on the second quarter of 2006 will be published on Tuesday, October 24, 2006, and will be available at www.volvo.com.

This report contains forward-looking statements that reflect management’s current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company’s registration contract with the Stockholm Stock Exchange if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Deliveries

	Second quarter			First six months
	2006	2005	Change	2006	2005	Change
Trucks
Europe	32,620	27,844	17%	60,743	53,876	13%
Western Europe	27,564	24,494	13%	52,425	48,061	9%
Eastern Europe	5,056	3,350	51%	8,318	5,815	43%
North America	18,038	17,235	5%	35,579	32,444	10%
South America	2,940	2,913	1%	5,488	5,466	0%
Asia	2,927	7,647	(62%)	5,796	14,523	(60%)
Middle East	1,899	6,667	(72%)	3,786	12,508	(70%)
Other Asia	1,028	980	5%	2,010	2,015	0%
Other markets	2,709	2,516	8%	4,942	4,451	11%
Total	59,234	58,155	2%	112,548	110,760	2%

Mack Trucks
Europe	-	-	-	-	-	-
Western Europe	-	-	-	-	-	-
Eastern Europe	-	-	-	-	-	-
North America	8,769	8,475	3%	17,420	16,385	6%
South America	810	375	116%	1,391	874	59%
Asia	51	10	410%	67	101	(34%)
Middle East	50	10	400%	66	99	(33%)
Other Asia	1	-	-	1	2	(50%)
Other markets	370	364	2%	605	565	7%
Total	10,000	9,224	8%	19,483	17,925	9%

Renault Trucks
Europe	18,925	16,392	15%	36,005	31,464	14%
Western Europe	16,925	14,880	14%	32,458	28,778	13%
Eastern Europe	2,000	1,512	32%	3,547	2,686	32%
North America	226	99	128%	352	180	96%
South America	162	259	(37%)	631	401	57%
Asia	1,026	1,938	(47%)	2,052	3,907	(47%)
Middle East	909	1,940	(53%)	1,854	3,739	(50%)
Other Asia	117	(2)	-	198	168	18%
Other markets	1,383	1,263	10%	2,619	2,309	13%
Total	21,722	19,951	9%	41,659	38,261	9%

Volvo Trucks
Europe	13,695	11,452	20%	24,738	22,412	10%
Western Europe	10,639	9,614	11%	19,967	19,283	4%
Eastern Europe	3,056	1,838	66%	4,771	3,129	52%
North America	9,043	8,661	4%	17,807	15,879	12%
South America	1,968	2,279	(14%)	3,466	4,191	(17%)
Asia	1,850	5,699	(68%)	3,677	10,515	(65%)
Middle East	940	4,717	(80%)	1,866	8,670	(78%)
Other Asia	910	982	(7%)	1,811	1,845	(2%)
Other markets	956	889	8%	1,718	1,577	9%
Total	27,512	28,980	(5%)	51,406	54,574	(6%)

Buses
Europe	913	936	(2%)	1,813	2,008	(10%)
Western Europe	839	867	(3%)	1,648	1,825	(10%)
Eastern Europe	74	69	7%	165	183	(10%)
North America	479	428	12%	906	743	22%
South America	281	775	(64%)	564	881	(36%)
Asia	1,208	678	78%	2,182	1,018	114%
Other markets	141	178	(21%)	248	323	(23%)
Total	3,022	2,995	1%	5,713	4,973	15%